

Mail Stop 3720

January 15, 2010

James N. Hauslein
Chairman and Chief Executive Officer
Atlas Acquisition Holding Corp.
c/o Hauslein & Company, Inc.
11450 SE Dixie Highway, Suite 106
Hobe Sound, FL 33455

> **Re: Atlas Acquisition Holdings Corp.**
> **Amendment No. 1 to Preliminary Merger Proxy Statement on Schedule 14A**
> **File No. 001-33927**
> **Filed January 12, 2010**

Dear Mr. Hauslein:

We have reviewed your revised proxy statement and have the following comments. Please revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of the Proxy Statement, page 7

The Pre-Closing Charter Amendment Proposal, page 8

1. Please expand your disclosure about this proposal to address the impact a large number of holders of Public Shares electing to convert those shares to cash would have on the funds available in your trust account following the merger.

Prepayment of Select Staffing Debt, page 11

2. We note your response to comment 12 from our letter dated January 7, 2010. Please further revise your disclosure here and on page 119 to disclose the accrued and unpaid interest on the outstanding second lien loans as of a recent date. In addition, we note your statement that holders of 92% of the outstanding second lien debt agreed to the amendment. We also note your statement that the cash payment and 7.8 million shares are subject to reduction to the extent less than all holders consent to the amendment. Please clarify whether the holders of the remaining 8% of the debt still have the option to receive cash and shares of stock in lieu of retaining their debt. If a portion of the second lien term loan remains outstanding after consummation of the Merger, please clarify whether such loans will remain due on December 31, 2014.

Ownership of Our Company Following the Merger, page 12

3. We note your response to comment 14 from our letter dated January 7, 2010. Please further revise your disclosure to specifically address Mr. Sorensen's ownership of the company after the Merger in each of the scenarios discussed on page 12.

Actions that May be Taken to Secure Approval of our Stockholders, page 16

4. We note your response to comment 21 from our letter dated January 7, 2010. Please further revise your disclosure to explain more specifically the impact of any such transactions on the ownership of the company pre-Merger and post-Merger.

Risk Factors, page 28

Prior to consummation of the Merger, Select Staffing intends to forgive up to $87.8 million of certain related party loans…, page 32

5. Please reconcile the amounts to the pro forma adjustments (11) and (12) on page P-5 and pro forma adjustment (6) on page P-11.

"The NYSE Amex may delist our securities…," page 41

6. Please revise your disclosure to address the risk that your purchases of Public Shares from stockholders prior to the merger as well as the election of certain stockholders to convert their Public Shares into cash may result in there being very few public stockholders of the company, which may impact your ability to meet the minimum number of holders requirement for continued listing on the NYSE.

"We will have less cash to repay indebtedness…," page 43

7. We note your response to comment 26 from our letter dated January 10, 2010. This risk factor does not appear to address the risk that you will have less cash to repay indebtedness and for working capital after the Merger if you purchase a significant number of shares from stockholders prior to the meeting. Please revise or advise.

"Conversion of our outstanding warrants into common stock…," page 48

8. We note your response to comment 28 from our letter dated January 10, 2010. Please revise this risk factor, or include a new risk factor, to address the possible dilution your stockholders will experience upon issuance of the Series A preferred stock upon retirement of Select Staffing's second lien debt.

Select Staffing Management's Discussion and Analysis of Financial Condition and Results of Operations

Anticipated Accounting Treatment, page 81

9. We note your revised disclosures that "designees of Select Staffing will constitute half of the members of [y]our board of directors." Considering this and your other reasons disclosed, please tell us why Select Staffing is the accounting acquirer. Refer to your basis in the accounting literature.

Business of Select Staffing, page 104

10. We note your statements on pages 106 and 114 that according to the ASA, "no single competitor has more than a 6% share of the total U.S. market." However, your supplemental materials dated December 17, 2009 indicate that Select Staffing's largest competitor has more than a 6% market share. Please revise or advise.

Change in Independent Registered Public Accounting Firm, page 120

11. We note your response to comment 58 from our letter dated January 7, 2010. Since Select Staffing's financial statements were audited by PWC, please tell us the reasons PWC communicated to you for not being able to "complete the work required in connection with the proxy statement for the proposed Merger within a reasonable time period." In addition, tell us why the previous audited financial statements were required to be reaudited by BDO Seidman, LLP and Simon & Edward, LLP.

12. We note your response to comment 59 from our letter dated January 7, 2010. Please tell us in more detail the nature of each difference in auditing scopes, procedures and judgments employed by PWC and BDO Seidman, LLP. Include in your response, how these differences impacted your impairment of goodwill, intangibles and other long-lived assets and workers' compensation insurance reserves. We note your response to comment 74.

13. Please provide the disclosures to PWC and request them to furnish you with a letter addressed to the Commission stating whether they agree with the disclosures and if not, stating the respects in which they do not agree. In addition, file this letter with the Commission.

Goodwill and Other Intangible Assets, page 137

14. We note your response to comment 72 from our letter dated January 7, 2010. You disclose that your asset group is each reporting unit (Staffing, Specialty, and PEO). Please tell us in more detail how you have concluded under paragraph 10 of SFAS 144 that each reporting unit is the asset group that is "the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities." In addition, expand to clarify the second paragraph to discuss why the other asset groups were not required to be tested for recoverability. Since the other assets groups had no impairment, delete the Staffing and Specialty information included in the table.

Select Staffing Compensation Discussion and Analysis, page 146

Elements of Compensation of Executive Officers, page 147

15. We note your statement that the determination of Mr. Mitchell's annual bonus for fiscal 2009 has not yet been determined. Please disclose the criteria that will be used to determine the amount of this bonus and indicate whether there is a minimum or maximum amount that may be awarded. We note your disclosure on page 150 that such bonus will be "discretionary." Please also disclose when you anticipate the bonus will be awarded and indicate why Mr. Mitchell was not awarded an annual bonus in 2008.

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet…, page P-5

Pro Forma Adjustments to the Consolidated Statements of Operations …, page P-11

16. Please refer to pro forma adjustments (11) and (12) on page P-5 and pro forma adjustment (6) on page P-11. Disclose the impact any donation will have on the pro forma financial statements.

Proxy Card

    17. Please revise your proxy card to indicate that if the Merger Proposal is not approved, the Post-Closing Charter Amendment Proposal, the Cumulative Voting Proposal, the Director Election Proposal and the Incentive Plan Proposal will not be presented to your stockholders for a vote.

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Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Brian Blaney, Esq. (via facsimile)